FireBot Inc



Fire Suppression Systems

ANNUAL REPORT

FireBot Inc
8816 Hampton Station Ct
(703) 906-3154
www.firebotsuppression.com

This Annual Report is dated March 30, 2019.

BUSINESS

FireBot is a low-cost device that will automatically activate to properly extinguish a stovetop fire. A patent pending battery operated device with a 5-year life that can both warn and extinguish a fire automatically. Mounted above kitchen stovetops, out of sight, in the range hood. It waits till it reads an abnormal high temperature that signals an out of control stovetop fire.
Upon FireBot Activation:
It sprays fire suppressant (not water) to extinguish, even a grease fire, on all four burners. Activates an audible warning alarm. Future models will have Z-wave signal to turn off the electric or gas flow to the burners. Future versions will have wireless capabilities to notify the owner or monitoring station of activation or low battery condition. FireBot the new way to control unwanted fires.

Previous Offerings
Our offerings for shares did not start till 2018

Between January 1 2018 and December, we sold 707[shares of common stock] in exchange for $77,770 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

[Insert from Reg CF and update to include 2018 numbers and a comparison]
We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of FireBot, which we do not anticipate occurring until August, 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business until the first 10,000 units are manufactured and sold, at which point we anticipate being profitable. In 2018 we continued development of our product spending $165,000. As result we have developed a working prototype ready for sales and have $10,300 left as result of fund raising and loans. We have had not sales or revenue to date.,

Liquidity and Capital Resources

At December 31, 2018, the Company had cash **of $10,300.** *The Company intends to raise additional funds through an equity financing under a PPM an loans in 2019.*

Debt

The President, Mark Baldino, has advanced the company a total of $75,932. This advance carries no interest and is due on demand.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Mark Baldino President, Treasurer
Pat Rioidan, Vice President, Secretary

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark Baldino	16,000 shares		64%
	Pat Rioidan	4,000 shares		16%

RELATED PARTY TRANSACTIONS

Our offering thru Start Engine sold 707 shares.

OUR SECURITIES

Our authorized capital stock consists of 25,000 shares of common stock, par value $110 per share. As of December 31, 2018, 4,293 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

No dividends have been paid to date

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

FireBot Inc

By [signature]

Name: MARK BALDINO

Title: Chief Executive Officer/President

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Mark Baldino, Principal Executive Officer of FireBot Inc, hereby certify that the financial statements of FireBot Inc included in this Report are true and complete in all material respects.

[signature]

Principal Executive Officer

I, MARK BALDINO (Print Name), the PRESIDENT (Principal Executive Officers) of FIREBOT INC. (Company Name), hereby certify that the financial statements of FIREBOT INC. (Company Name) and notes thereto for the periods ending JAN 1 2018 (beginning date of review) and DEC 31 2018 ____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 0 ; taxable income of $ 0 and total tax of $ 0 .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/7/2019 (Date of Execution).

Mark Baldino (Signature)

President (Title)

4/7/2019. (Date)

FireBot Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018

FireBot Inc
Index to Financial Statements
(unaudited)

FireBot Inc
BALANCE SHEETS
DECEMBER 31, 2017 AND 2018
(unaudited)

FireBot, Inc.
BALANCE SHEET
31-Dec-18

Assets	Beg.Balance	Net Change	End Balance
Current assets - Cash	$ -	$ 26,906.56	$ 26,906.56
Intagibles - Preopening Costs	$ 44,451.65	$ 64,641.79	$ 109,093.44
Total Assets	**$ 44,451.65**	**$ 91,548.35**	**$ 136,000.00**

Liabilities and Stockholders' Equity			
Due to Mark Baldino	$ (44,451.65)	$ (16,548.35)	$ (61,000.00)
Due to Start Engine	$ -	$ (75,000.00)	$ (75,000.00)
Total Liabilities	**$ (44,451.65)**	**$ (91,548.35)**	**$ (136,000.00)**
Subscription Receivable	$ -	$ -	$ -
Common Stock	$ -	$ -	$ -
Additional Paid-In-Capital	$ -	$ -	$ -
Total Stockholders' Equity	**$ -**	**$ -**	**$ -**
Total Liabilities & Equity	**$ (44,451.65)**	**$ (91,548.35)**	**$ (136,000.00)**

FireBot Inc
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018
(unaudited)

FireBot, Inc.
Profit and Loss
31-Dec-18

Total Revenues	**$0.00**
Total Expenses	**($136,000.00)**
Net Income	**$0.00**

FIREBOT INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018
(unaudited)

Statement of Stock	Statement Stockholders Equity		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Total 12/31/2017	0	$0	$ -	$ -	$ -	$ -
Inception	0	$0		$ -	$ -	$ -
Issuance of founders stock	20,000	$0	-	-	-	
Shares issued for services	0	$0	-	-	-	-
Shares issued for cash	707	$77,770			$77,770	$77,770
Contributed capital			-	-	-	-
Net income (loss)	-			-	-	($136,000)	($136,000)
Total 12/31/2018	20,707	$77,770	$ -	$ -	($136,000)	($136,000)
Net income (loss)				$ -	($58,230)	($58,230)

FIREBOT INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2018
(unaudited)

FireBot, Inc.		
STATEMENT CASH FLOWS		
31-Dec-18		
Cash Flow from Operations		
Net Income	$	-
Cash Flow from investing and financing activities		
Due to Mark Baldino	$	16,548.35
Due to Start Engine	$	75,000.00
Increase in Intangibles	$	(64,641.79)
Total	**$**	**26,906.56**
Change in cash and cash equivalents		
Cash and cash equivalents, beg. period	$	-
Cash and cash equivalents, end. period	**$**	**26,906.56**

NOTE 1 – NATURE OF OPERATIONS

FireBot Inc was formed on September 1, 2017 in the State of Virginia The financial statements of FireBot Inc which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lorton Virginia.

FireBot Inc.

FireBot is a low-cost device that will automatically activate to properly extinguish a stovetop fire. A patent pending battery operated device with a 5-year life that can both warn and extinguish a fire automatically. Mounted above kitchen stovetops, out of sight, in the range hood. It waits till it reads an abnormal high temperature that signals an out of control stovetop fire.

Firebot can safely extinguish 50% of all home fires by targeting them at their source before they cause damage.

A huge edge to the firefighters who have less chance of getting hurt.

The insurance companies and building owners who will save money.

Most important, the lives saved, and injury prevented. An amazing new product in the world of fire protection. Firebot a good product for all.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31,2017 and December 31,2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Virginia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

FireBot Has outstanding advance/debt from founder Mark Baldino for $75,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 25,000 shares of our common stock with par value of $200. As of 12/31/2108 the company has currently issued 20,707 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

FireBot Has outstanding advance/debt from founder Mark Baldino for $75,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2018 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

FireBot, Inc.
BALANCE SHEET
31-Dec-18

Assets	Beg.Balance	Net Change	End Balance
Current assets - Cash	$ -	$ 26,906.56	$ 26,906.56
Intagibles - Preopening Costs	$ 44,451.65	$ 64,641.79	$ 109,093.44
Total Assets	**$ 44,451.65**	**$ 91,548.35**	**$ 136,000.00**
Liabilities and Stockholders' Equity			
Due to Mark Baldino	$ (44,451.65)	$ (16,548.35)	$ (61,000.00)
Due to Start Engine	$ -	$ (75,000.00)	$ (75,000.00)
Total Liabilities	**$ (44,451.65)**	**$ (91,548.35)**	**$ (136,000.00)**
Subscription Receivable	$ -	$ -	$ -
Common Stock	$ -	$ -	$ -
Additional Paid-In-Capital	$ -	$ -	$ -
Total Stockholders' Equity	**$ -**	**$ -**	**$ -**
Total Liabilities & Equity	**$ (44,451.65)**	**$ (91,548.35)**	**$ (136,000.00)**

FireBot, Inc.
Profit and Loss
31-Dec-18

Total Revenues	$0.00
Total Expenses	($136,000.00)
Net Income	$0.00

Statement of Stock		Statement Stockholders Equity				Additional Paid-in Capital
		Shares		Amount		
Total 12/31/2017		0		$0		$ -
Inception		0		$0		
Issuance of founders stock		20,000		$0		-
Shares issued for services		0		$0		-
Shares issued for cash		707		$77,770		
Contributed capital						-
Net income (loss)		-				-
Total 12/31/2018		20,707		$77,770		$ -
Net income (loss)						

	Subscription Receivable		Accumulated Deficit		Total Stockholders' Deficit
	$ -		$ -		$ -
	$ -		$ -		$ -
	-		-		
	-		-		-
			$77,770		$77,770
	-		-		-
	-		($136,000)		($136,000)
	$ -		($136,000)		($136,000)
	$ -		($58,230)		($58,230)

FireBot, Inc.
STATEMENT CASH FLOWS
31-Dec-18

Cash Flow from Operations		
Net Income	$	-
Cash Flow from investing and financing activities		
Due to Mark Baldino	$	16,548.35
Due to Start Engine	$	75,000.00
Increase in Intagibles	$	(64,641.79)
Total	$	**26,906.56**
Change in cash and cash equivalents		
Cash and cash equivalents, beg.period	$	-
Cash and cash equivalents, end.period	$	26,906.56

created_at	check #	payee_name	amount	For
10/11/17	VV001	Deluxe Corporation	$30.00	Check Purchase
4/22/18	VV002	Mark Winston	$1,000.00	Wi-Fi and Battery Consulting
4/24/18	VV003	National Public Information Bureau	$2,000.00	Firefighter Mailing List
4/26/18	VV004	Baker & Hostetler LLP	$1,500.00	Patent Attorney
6/29/18	VV005	Compsol USA,Inc	$1,105.00	Circuit Board Design
7/1/18	VV006	Compsol USA,Inc	$1,172.00	Circuit Board Design
7/9/18	VV007	Red Blue Collective LLC	$3,844.80	Housing Design
7/31/18	VV008	Compsol USA,Inc	$1,149.90	Circuit Board Design
8/26/18	VV009	Red Blue Collective LLC	$6,754.47	Housing Design
8/31/18	VV010	Compsol USA,Inc	$1,708.45	Circuit Board Design
9/14/18	VV011	Ken Signs	$155.00	Decal Purchase
9/17/18	VV012	Compsol USA,Inc	$695.00	Circuit Board Design
9/17/18	VV013	Mark Baldino	$600.00	REM for Nozzles, PVC Connectors
10/3/18	VV014	Red Blue Collective LLC	$1,500.00	Housing Design
10/4/18	VV015	Baldino's Lock & Key Inc.	$220.26	REM
10/4/18	VV016	Baker & Hostetler LLP	$665.85	Patent Attorney
10/4/18	VV017	Compsol USA,Inc	$1,560.00	Circuit Board Purchase
10/4/18	VV018	Mark Baldino	$4,065.00	Travel REM
10/4/18	VV019	Red Blue Collective LLC	$5,080.00	Housing Design
10/5/18	VV020	CVTC Fire Safety Center	$5,530.78	Fire Testing
10/29/18	VV021	Bill Oke	$500.00	Fire Testing NovaCool
11/16/18	VV022	Red Blue Collective LLC	$6,096.00	Housing Design
12/2/18	VV024	CVTC Fire Safety Center	$1,227.06	Fire Testing
12/9/18	VV025	Red Blue Collective LLC	$1,262.77	Housing Design
12/14/18	VV026	CVTC Fire Safety Center	$1,800.00	Fire Testing
12/15/18	VV027	Red Blue Collective LLC	$3,789.00	Housing Design
12/26/18	VV028	CVTC Fire Safety Center	$1,800.00	Fire Testing
12/27/18	VV029	Red Blue Collective LLC	$3,330.45	Housing Design
		6% Fee for Start Engine Loan	$4,500.00	
			$64,641.79	

memo	payor_name
Payment for order #121987	FireBot Inc
circuit board design layout	FireBot Inc
For Email/adv package	FireBot Inc
To pay down balance	FireBot Inc
Ver 3 Circuit Board	FireBot Inc
May Payment	FireBot Inc
For 2nd Payment	FireBot Inc
Invoice 00144	FireBot Inc
For Six FireBot Units	FireBot Inc
for invoice 00146	FireBot Inc
For Decals to place on Product	FireBot Inc
For boards build ,shipping	FireBot Inc
Rem for Batteries, Travel Eau Claire, CVTC Test	FireBot Inc
NV-0059	FireBot Inc
	FireBot Inc
Invoice 50546018 9/26/18 Partial Payment	FireBot Inc
9/28/18 Invoice 158	FireBot Inc
Reimburse for Credit Card Expenses	FireBot Inc
Inv-0057 Sept 27, 2018	FireBot Inc
For Invoice 85391	FireBot Inc
For testing services	FireBot Inc
For Partial invoice 0058	FireBot Inc
Correct Partial Payment	FireBot Inc
For CAD Drawing and 3D printing new housing	FireBot Inc
$1800 of $3600 appx	FireBot Inc
For Partial Inv 0069	FireBot Inc
Remainder of previous invoice	FireBot Inc
For deposit 50% Invoice 0072 Housings	FireBot Inc

Date	Company	Purpose	Amount	Classification
01/04/2017 10:55pm	Crowd Check	Crowd Funding	$5,000.00	Org Start -UP
01/12/2017 10:43am	FedEx	Printing	$90.09	Org Start -UP
6/11/17	Post -Up Stand	Display	$89.74	Org Start -UP
8/9/17	QRG World		$500.00	Org Start -UP
10/4/17	QRG World		$500.00	Org Start -UP
06/15/2017 5:14pm	QRG World		$500.00	Org Start -UP
08/27/2017 11:22pm	QRG World		$500.00	Org Start -UP
10/05/2017 11:03am	QRG World		$500.00	Org Start -UP
10/09/2017 12:08pm	QRG World		$500.00	Org Start -UP
8/31/17	QRQ World		$500.00	Org Start -UP
10/27/17	Travel & VC Shows		$3,892.00	Org Start -UP
			$12,571.83	**Org Start -UP Total**
10/28/17	UL Sales	UL Book Standards	$252.50	Legal
11/26/17	Andrew Bisulca P.C.	FireBot Inc Process	$725.29	Legal
08/03/2017 11:32pm	Andrew Bisulca P.C.	FireBot Inc Process	$729.93	Legal
09/02/2017 10:26am	Andrew Bisulca P.C.	FireBot Inc Process	$804.74	Legal
6/19/17	Andrew C. Bisulca		$102.35	Legal
6/6/17	Andrew C. Bisulca		$205.00	Legal
Varous on Credit Card	Andrew C. Bisulca		$804.79	Legal
01/27/2017 1:14pm	Andrew C. Bisulca		$729.93	Legal
02/02/2017 12:09pm	Baker & Hostetler LLP	Patent	$646.00	Legal
02/08/2017 11:03pm	Baker & Hostetler LLP	Patent	$925.00	Legal
03/08/2017 12:38pm	Baker & Hostetler LLP	Patent	$100.50	Legal
03/17/2017 9:46pm	Baker & Hostetler LLP	Patent	$1,125.50	Legal
04/12/2017 5:44pm	Baker & Hostetler LLP	Patent	$7,929.50	Legal
06/05/2017 5:22pm	Baker & Hostetler LLP	Patent	$646.00	Legal
			$15,727.03	**Legal Total**
09/01/2017 6:29pm	Bell Inc	Parts	$33.59	Prototype dev
10/17/2017 9:39pm	Bete	Nozzles	$268.58	Prototype dev
11/14/2017 11:51am	Componets		$3,000.00	Prototype dev
11/2/17	COMPSOL USA, INC		$100.00	Prototype dev
7/31/17	COMPSOL USA, INC		$300.00	Prototype dev
01/04/2017 12:25pm	COMPSOL USA, INC		$500.00	Prototype dev
9/29/17	COMPSOL USA, INC		$920.00	Prototype dev
9/21/17	COMPSOL USA, INC		$665.00	Prototype dev
9/25/17	COMPSOL USA, INC		$515.00	Prototype dev
03/23/2017 3:41pm	COMPSOL USA, INC		$200.00	Prototype dev
04/17/2017 11:58am	COMPSOL USA, INC		$225.00	Prototype dev
05/12/2017 1:24pm	COMPSOL USA, INC		$937.50	Prototype dev
06/15/2017 5:00pm	COMPSOL USA, INC		$1,100.00	Prototype dev
07/14/2017 1:10pm	Compsola	Curcuit Board	$1,100.00	Prototype dev
08/29/2017 8:25pm	Deluxe Corporation		$30.00	Prototype dev
02/24/2017 1:12pm	Evision Plastics	Housing	$693.93	Prototype dev
7/23/17	Smart Bottle	Bag	$21.46	Prototype dev
6/18/17	Tap Plastics	Plastic Sheet	$38.89	Prototype dev
7/21/17	Tech Shop	3D printing	$1,746.25	Prototype dev
Varous on Credit Card	Test Kitchen		$1,200.00	Prototype dev
Varous on Credit Card	Wholesale Party Zone	Display	$27.27	Prototype dev
			$13,622.47	**Prototype dev Total**
8/7/17	All American Websites		$1,000.00	Web dev
9/15/17	All American Websites		$1,100.00	Web dev
			$2,100.00	**Web dev Total**
			$430.32	Travel
			$430.32	**Travel Total**
			$44,451.65	**Grand Total**

Statement of Stock	Statement Stockholders Equity		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Total 12/31/2017	0	$0	$ -	$ -	$ -	$ -
Inception	0	$0		$ -	$ -	$ -
Issuance of founders stock	20,000	$0	-	-	-	
Shares issued for services	0	$0	-	-	-	-
Shares issued for cash	707	$77,770			$77,770	$77,770
Contributed capital			-	-	-	-
Net income (loss)	-		-	-	($136,000)	($136,000)
Total 12/31/2018	20,707	$77,770	$ -	$ -	($136,000)	($136,000)
Net income (loss)				$ -	($58,230)	($58,230)

Updated Financial	Prior fiscal year-end	Most recent fiscal year-end (2018)
Total Assets*	$0.00	$0.00
Cash & Cash Equivalents*	$0.00	$26,906.56
Accounts Receivable*	$0.00	$0.00
Short-term Debt*	$0.00	$0.00
Long-term Debt*	$44,451.65	$16,548.35
Revenues / Sales*	$0.00	$0.00
Costs of Goods Sold*	$0.00	$0.00
Taxes Paid*	$0.00	$0.00
Net Income*	$0.00	$0.00